UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   =============================
                                                   SEC FILE NUMBER
                                                   1-9083
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                                                   CUSIP NUMBER
                                                   690211107
                                                   =============================

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR
For Period  Ended:  September  30, 2001
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the  Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


Overhill Corporation
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Full Name of Registrant

Polyphase Corporation
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Former Name if Applicable

4800 Broadway, Suite A
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Address of Principal Executive Office (Street and Number)

Addison, Texas  75001
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]            (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]            (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Overhill Corporation (the "Company") is currently engaged in renegotiating two separate credit facilities involving its 99% owned subsidiary, Overhill Farms, Inc. and the proposed spin-off of Overhill Farms, Inc. Such transactions have required the attention of management and may require additional disclosure in the Company's Annual Report on Form 10-K.

PART IV-- OTHER  INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

            James Rudis              (310)             641-3680
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                 (Name)           (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25
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                              Overhill Corporation
                             ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    December 31, 2001          By: /s/ William E. Shatley
       ---------------------            -------------------------------
                                        William E. Shatley
                                        Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                  Attachment I
                                  ------------

     In August 2001, the Company's Board of Directors approved a plan to spin-off all of its shares of its 99% owned subsidiary Overhill Farms, Inc. to the holders of the Company's common stock. Overhill Farms, which produces high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, previously comprised the Company's Food Group. The transaction to effect the spin-off is expected to be tax-free and will result in the issuance to the Company's stockholders of one share of Overhill Farms common stock for every two shares of the Company's common stock owned on the record date of the transaction as established by the Board. The assets, liabilities and operations of Overhill Farms will be reported as discontinued in the Company's consolidated financial statements in the Company's Annual Report on Form 10-K, which will be restated from the presentations in prior Annual Reports on Form 10-K in recognition of the proposed spin-off.